EXHIBIT 1

                                  Bruce Bendell
                            43-40 Northern Boulevard
                        Long Island City, New York 11101

                                                                    June 9, 2004


Board of Directors
The Major Automotive Companies, Inc.
43-40 Northern Boulevard
Long Island City, New York  11101

Gentlemen:

      As you know, I am the beneficial owner of approximately 42% of the issued and outstanding stock of The Major Automotive Companies, Inc. ("Major").

      By this letter, I am expressing my desire to pursue a transaction pursuant to which a newly-formed Delaware corporation, whose outstanding stock would be owned by me and/or my affiliates (collectively, "Bendell"), would be merged with and into Major. As a result of the merger, Bendell would be the only stockholder of the surviving corporation, which would be Major. The existing stockholders of Major would receive cash in respect of the Major shares which they now own, on a basis that would value 100% of Major at approximately $6,650,000. I believe that you will find that a $6,650,000 valuation of Major would be fair to all Major stockholders from a financial viewpoint.

      As I envision the transaction, there would be a vote of stockholders of Major to approve the merger after the Board of Directors of Major approves the plan of merger and recommends it to the stockholders. I am advised that stockholders of Major who wish to exercise dissenter's rights in the transaction may do so under Nevada corporate law.

      Should the foregoing be acceptable to you, please so indicate in the space provided below and return it to me by not later than June 18, 2004. If the terms set forth in this letter meet with your approval, we should then instruct our respective attorneys to begin preparing the necessary documentation so that the transaction can move forward. This letter, even if executed by you, shall not constitute a binding agreement, as it is intended merely as an expression of our intentions. No agreement shall exist between us regarding the proposed transaction prior to the execution of contracts and other documents agreeable to each of us.

                                       Very truly yours,

                                       /s/ Bruce Bendell
                                       Bruce Bendell

Agreed and Accepted By:
The Major Automotive Companies, Inc.

By:
   ------------------------------------------------

cc:  Mitchell Littman, Esq.

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